

January 3, 2007

<u>Via Facsimile (650) 849-4800 and U.S. Mail</u>

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303

      Re: Cotherix, Inc.
              Schedule TO-T filed December 8, 2006
              By Curl Acquisition Subsidiary, *et al*.
              File No. 5-80298

Dear Mr. Deamer:

We have reviewed the above-referenced filing and have the following comments.

Offer to Purchase

1.   We note your response to prior comment 2. The minimum amount of securities being sought is a material term of the offer. An increase the minimum amount being sought, regardless of whether such increase is made in accordance with a negotiated term of the merger agreement within a defined range, constitutes a change in the material term. A change in a material term of the offer requires that the offer remain open a minimum of five business days from the announcement of the change. Please revise throughout accordingly.

Certain Conditions of the Offer, page 39

2.   We note your response to prior comment 8. Please tell us why these conditions are appropriate in this tender offer as it appears that security holders will have no ability to objectively determine whether the condition has been triggered. As currently stated the scope of the conditions are not easily understood.

Closing Comments

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions